VITESSE ENERGY, INC.

9200 E. Mineral Avenue, Suite 200

Centennial, Colorado 80112

(720) 361-2500

January 4, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Office of Energy & Transportation

Vitesse Energy, Inc.

Registration Statement on Form 10 (File No. 001-41546)

Dear Mr. Levenberg:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Vitesse Energy, Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-41546) (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission to 4:30 p.m., New York City time, on January 6, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the undersigned at (720) 361-2500 or Michael Swidler of Baker Botts L.L.P. at (212) 408-2511.

Yours truly,

VITESSE ENERGY, INC.

/s/ Brian Cree
Brian Cree
President

cc: Michael Swidler, Baker Botts L.L.P.